Summary of the Sixth Amendment to the Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco  on May 08, 2015, in connection with Fazenda Araucária

Parties: Brasilagro – Companhia Brasileira de Propriedades Agrícolas and Brenco – Companhia Brasileira de Energia Renovável

Purpose:

(i)                  To modify the way of supplying, fixing the volume of sugar cane to be delivered to Brenco, as follows:

Harvest	Production
2015/2016	356,264	tons of sugarcane
2016/2017	266,594	tons of sugarcane
2017/2018	296,256	tons of sugarcane
2018/2019	280,829	tons of sugarcane
2019/2020	290,698	tons of sugarcane
2020/2021	276,833	tons of sugarcane
2021/2022	288,518	tons of sugarcane

(ii)                To formalize the waiver, by Brenco, of  an indemnification;  and

(iii)               To grant full, general, irrevocable and irreversible discharge, from one Party to another Party .

All other provisions which have not been expressly altered by the Sixth Amendment remained ratified.